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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                         For the Month of February 2001

                                MIND C.T.I. LTD.
                                ----------------

                (Translation of Registrant's Name into English)

               Industrial Park, Building 7, Yoqneam 20692, Israel
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                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F....X...      Form 40-F .......

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes .......        No ....X...

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.
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     As a result of the extraordinary general meeting of shareholders held on
February 12, 2001, Mr. Ami Amir and Mr. Amnon Neubach were elected as outside directors of the Company.
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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              MIND C.T.I. LTD.
                              (Registrant)



                              By:   /s/ Monica Eisinger
                                    -------------------------
                                    Monica Eisinger
                                    President

Dated:  February 15, 2001